082-35716

07028083

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

RECEIVED
NOV 13 2007
WASH, D.C. 209 PROCESSING SECTION

November 13, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translation of an Immediate Report of a Senior Office Holder who Ceased to Hold a Position, dated November 7, 2007.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosure

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

7 November 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position
Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. First Name: Michael
   Surname: Bar-Haim
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 52638616
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: First Executive Vice President, Member of Management and Head of the Commercial Banking Division

3. Date on which tenure ceased or will cease: Final date has yet to be determined, but no later than 5 February 2008.
   Date on which tenure began: 1 November 2001

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Resignation.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

8. Does the Company view the Director who retired as possessing accounting and financial expertise? N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 6 November 2007 Time: 21:00

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END